Exhibit 23.2

Consent of Independent Registered

Public Accounting Firm

The Boards of Directors

NTELOS Holdings Corp. and NTELOS Inc.:

We consent to the use of our reports dated October 6, 2005, included herein and to the reference to our firm under the heading “Experts” in the prospectus. The report for NTELOS Inc. contains an explanatory paragraph that states, effective September 9, 2003, NTELOS Inc. was reorganized under a plan of reorganization confirmed by the United States Bankruptcy Court for the Eastern District of Virginia. In connection with its reorganization, the Company applied fresh start accounting on September 9, 2003. The audit report for NTELOS Inc. contains an additional explanatory paragraph which refers to a change in accounting for asset retirement obligations in 2003.

/s/ KPMG LLP

December 19, 2005

Richmond, Virginia